--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 14D-1

                             (AMENDMENT NO. 9)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                      AND
                                  SCHEDULE 13D

                             (AMENDMENT NO. 9)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ---------------

                        SHOREWOOD PACKAGING CORPORATION
                           (Name of Subject Company)

                                ---------------

                             CHESAPEAKE CORPORATION
                                SHEFFIELD, INC.
                                   (Bidders)

                                ---------------

                    Common Stock, $0.01 Par Value Per Share
                         (Including Associated Rights)
                         (Title of Class of Securities)

                                ---------------

                                   825229107
                     (CUSIP Number of Class of Securities)

                                ---------------

                               Thomas H. Johnson
                      President & Chief Executive Officer
                             Chesapeake Corporation
                             1021 East Cary Street
                         Richmond, Virginia 23218-2350
                                 (804) 697-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)
                                   Copies to:
                             Gary E. Thompson, Esq.
                               Hunton & Williams
                          Riverfront Plaza, East Tower
                              951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                 (804) 788-8200

                                ---------------

                             January 28, 2000
            (Date of Event Which Requires Filing of This Statement)
--------------------------------------------------------------------------------

  This Amendment No. 9 to Schedule 14D-1 supplements and amends the Tender Offer Statement on Schedule 14D-1, filed on December 3, 1999 (as amended, the "Schedule 14D-1"), by Sheffield, Inc., a Delaware corporation ("Purchaser"), and Chesapeake Corporation ("Chesapeake"), a Virginia corporation and the direct owner of all of the outstanding capital stock of Purchaser. The
Schedule 14D-1 relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.01 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"), of Shorewood Packaging Corporation, a Delaware corporation (the "Company"), not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase, dated December 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto (which collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-1. This Amendment No. 9 to Schedule 14D-1 also constitutes Amendment No. 9 to the statement on
Schedule 13D of Purchaser and Chesapeake, filed on November 30, 1999.

Item 10. Additional Information


  Item 10(f) of the Schedule 14D-1 is hereby amended as follows:

  1. Cover Page. The first full paragraph of the cover page of the Offer to Purchase is hereby amended by deleting both references to the text "SOLE DISCRETION" and inserting in lieu thereof the text "REASONABLE DISCRETION."

  2. Cover Page. The first full paragraph of the cover page of the Offer to Purchase is hereby amended and suppplemented by inserting the following text before the last sentence: "ON DECEMBER 18, 1999, THE WAITING PERIOD UNDER THE HSR ACT EXPIRED."

  3. Introduction. The third full paragraph on page 1 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  Chesapeake has entered into a stock purchase agreement with an investment adviser with discretionary authority over its clients' shares pursuant to which Chesapeake agreed to purchase approximately 4.1 million Shares (the "Purchased Shares"), or approximately 14.9% of the Company's outstanding Shares. Also, pursuant to such stock purchase agreement, the investment adviser has agreed to use its best efforts to exercise its discretionary authority to cause its clients to tender such Purchased Shares in the Offer and to execute written consents with respect to such Purchased Shares in the form solicited by Chesapeake in the Consent Solicitation (as defined herein). See Section 10.

  4. Introduction. The second sentence of the second full paragraph on page 3 of the Offer to Purchase is hereby amended by deleting the text "sole discretion" and inserting in lieu thereof the text "reasonable discretion."

  5. Introduction. The Introduction of the Offer To Purchase is hereby amended and supplemented by inserting the following after the first full paragraph on page 4 of the Offer to Purchase:


  On December 16, 1999, the Company filed an answer to Chesapeake's complaint in the Court of Chancery of the State of Delaware denying all material allegations of Chesapeake's complaint. The Company also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake and Purchaser are "interested stockholders" and "associates" of the Company within the meaning of Section 203 (the "Section 203 Counterclaim"), (ii) declaring that Chesapeake and Purchaser will remain "interested stockholders" and "associates" of the Company during the entire time period prescribed by
Section 203, (iii) declaring that the refusal of the Company Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203) to take any action rendering Section 203 inapplicable to the Offer and Proposed Merger does not constitute a breach of fiduciary duty, (iv) declaring that the proposals to remove the members of the Company Board found in Chesapeake's Consent Solicitation (the "Removal Proposals") are invalid under Section 141 of the DGCL, and (v) preliminarily and permanently enjoining Chesapeake, Purchaser, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

  Also on December 16, 1999, the Company filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Purchaser's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Sections 13(e) and 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Purchaser from proceeding with the Offer in violation of Sections 13(e) and 14(e) of the Exchange Act.

  On January 5, 2000, Chesapeake and Purchaser filed a reply to Shorewood's counterclaim in the Court of Chancery of the State of Delaware denying all material allegations of Shorewood's counterclaim. On January 7, 2000, Chesapeake and Purchaser filed a reply to Shorewood's counterclaim in the United States District Court for the District of Delaware denying all material allegations of Shorewood's counterclaim.

  On January 5, 2000, the Company Board approved an amendment to the Super Majority Bylaw which purports to require the affirmative vote of the holders of 60% of the outstanding shares of Common Stock for the Company's stockholders to amend, add to, alter or repeal the Company's bylaws (the "Amended Super Majority Bylaw").

  The Court of Chancery of the State of Delaware held a trial on January 11, 13 and 14, 2000, on certain of the issues in the matter of Chesapeake v. Shore, et al., filed in the Court of Chancery of the State of Delaware on December 3, 1999. Chesapeake and Purchaser have requested that the Court enter an order, among other things, (i) declaring that the Company Board breached its fiduciary duties to the Company's stockholders under Delaware law by adopting the Amended Super Majority Bylaw; (ii) declaring that the Amended Super Majority Bylaw is ultra vires and void; (iii) enjoining the Company, its directors, officers, employees and agents from relying on, implementing, applying or enforcing the Amended Super Majority Bylaw; and (iv) dismissing the Section 203 Counterclaim. As of the date hereof, the Court has not rendered a decision in this matter.

  If the Court grants the requested injunction or otherwise holds the Amended Super Majority Bylaw to be ineffective, or if the Company Board repeals the Amended Super Majority Bylaw, then the "Requisite Number" of the Shares required to approve any of the Proposals (as defined in the Consent Solicitation) will be a majority of the outstanding Shares entitled to vote at a meeting of the Company's stockholders. If the Court does not grant the requested injunction or otherwise holds the Amended Super Majority Bylaw to be ineffective and if the Company Board does not repeal the Amended Super Majority Bylaw, then the "Requisite Number" of the Shares required to approve Proposals 1, 3 and 5 (as defined in the Consent Solicitation) will be 60% of the outstanding Shares. In any event, the "Requisite Number" of Shares required to approve Proposals 2 and 4 (as defined in the Consent Solicitation) will be a majority of the outstanding Shares (subject to Proposal 1 having been approved by the Requisite Number of Shares applicable thereto).

  If the Company Board has not approved the Offer, remains in office following the consummation of the Offer (following Purchaser's waiver of the Section 203 Condition, which is not presently contemplated, and the satisfaction or waiver of all other conditions to the Offer, including without limitation the redemption or invalidation of the Rights) and does not approve the Proposed Merger, Purchaser, in order to consummate the Proposed Merger, would first have to elect a majority of the Company Board, which would then consider whether, subject to their fiduciary duties, to approve the Proposed Merger. Thereafter, the Proposed Merger would require the affirmative vote of 66 2/3% of the outstanding Shares not owned (within the meaning of Section 203) by Chesapeake or Purchaser, unless the transaction were not to occur for at least three years following consummation of the Offer, or Purchaser purchased pursuant to the Offer at least 85% of the Shares outstanding on the date of the commencement of the Offer (excluding Shares owned by directors of the Company who are also officers and certain employee stock plans), in which event Chesapeake and Purchaser could approve the Proposed Merger without the affirmative vote of any of the Company's other stockholders.

  However, in the event that the Consent Solicitation does not succeed and the Company Board has not approved the Offer and the Proposed Merger under Section 203, thereby satisfying the Section 203 Condition, and redeemed the Rights (or amended the Rights Agreement to make the Rights inapplicable to the Offer and the Proposed Merger), thereby satisfying the Rights Condition, it is unlikely that Chesapeake and Purchaser would waive such conditions. As a result, it is likely the Offer would be terminated.

  6. Section 1. Terms of the Offer. The third sentence of the second full paragraph in Section 1 on page 4 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its reasonable discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares pending receipt of any regulatory approvals specified in Section 15, (ii) to terminate or amend the Offer as to any Shares not then paid for, if any of the conditions set forth in Section 13 are not satisfied and (iii) to waive any condition and to set forth or change any other term or condition of the Offer, by giving oral or written notice of such delay, termination or amendment to the Depositary and by making a public announcement thereof.

  7. Section 6. Price Range of Shares; Dividends. The second full paragraph in
Section 6 on page 12 of the Offer to Purchase is hereby amended and supplemented by inserting the following after the second sentence:

  In the last twelve months, the Shares have traded from a high of $20.44 on January 28, 1999, to a low of $11.75 on November 11, 1999.

  8. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. Section 10 of the Offer to Purchase is hereby amended and supplemented by deleting the second full paragraph after the letter from Mr. Thomas H. Johnson to Mr. Marc P. Shore, dated October 29, 1999, on page 20 in its entirety and inserting in lieu thereof the following:

  The Chesapeake Board then reviewed its recent discussions with respect to various strategic alternatives and business development opportunities it had been considering as part of its ongoing strategy of building a global specialty packaging and merchandising company, including a possible acquisition of the Company. Among other things, the Chesapeake Board noted that such an acquisition was consistent with Chesapeake's strategic plan. The Chesapeake Board further considered that Chesapeake could unlock significant value in the Company's assets by applying Chesapeake's management and operational strategies to incorporating an acquisition of the Company into other potential acquisitions being explored by Chesapeake.

  One example of how value may be unlocked or created through a combination of the two companies is that the larger combined entity would have the capability to offer products, services and geographic coverage to meet the expanding needs of their respective customers. Increasingly, global consumer products companies are rationalizing their supply base and are looking for suppliers that can better meet their geographic and product requirements. Chesapeake's European specialty packaging platform and Shorewood's North American specialty packaging platform could combine to provide critical scale and geographic coverage. This could lead to additional business opportunities as well as strengthening positions with existing customers. A good example of such opportunity would be in the tobacco sector where both companies are significant suppliers of cartons to the industry. Another example of how value could be unlocked by combining the two companies is that Chesapeake's strong position in pharmaceutical packaging and Shorewood's strong position in multimedia products could be expanded into each other's respective markets. This expansion could not be easily accomplished without a business combination. Additionally, Chesapeake's display and merchandising services business would be highly complementary with Shorewood's customer base and sector focus. Luxury and personal care products are both promoted and packaged by Shorewood; the combined entity should be able to provide both solutions to the same customer base thus creating stronger positions with customers which should enhance profitability and ultimate shareholder value.

  At the conclusion of the November 3, 1999, meeting, the Chesapeake Board authorized Mr. Johnson to propose to Mr. Shore that Chesapeake acquire the Company.

  9. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. The text of Section 10 of the Offer to Purchase, as amended, is hereby amended and supplemented by adding thereto the following after Chesapeake's press release, dated December 21, 1999:

  On December 23, 1999, Shorewood disclosed in documents filed with the SEC the full text of the following letter sent from the Company to each of the Shorewood stockholders:

                          [SHOREWOOD LETTERHEAD]

                            December 22, 1999

Dear Fellow Stockholder:

On December 16, 1999, Shorewood's Board of Directors unanimously rejected Chesapeake's unsolicited, highly conditional tender offer of $17.25 per share. Your Board determined that the offer is inadequate and does not reflect the value or prospects of Shorewood.

Chesapeake, however, appears intent on pursuing its plan to acquire your shares at an inadequate price. In furtherance of that goal, you can expect that Chesapeake will be seeking your vote to remove Shorewood's entire Board of Directors--without cause--through a consent solicitation process. Chesapeake also will solicit consents to install its own hand-picked nominees as Shorewood's directors, and these nominees are committed to Chesapeake's inadequate and opportunistic offer.

YOUR BOARD OF DIRECTORS UNANIMOUSLY URGES YOU NOT TO LET CHESAPEAKE DO THIS! WE URGE YOU NOT TO TENDER YOUR SHARES TO CHESAPEAKE AND CAUTION YOU NOT TO SIGN ANY WHITE PROXY OR CONSENT CARD THAT MAY BE SENT TO YOU BY CHESAPEAKE.

There are numerous reasons why your Board believes that Chesapeake's efforts to seize control of your Board is unwise and not in the best interests of Shorewood and its stockholders. Your Board's reasons for rejecting Chesapeake's offer are set forth in Shorewood's Schedule 14D-9 which previously was mailed to you. In the meantime, we ask you to remember the following:

  . CHESAPEAKE'S INTERESTS ARE NOT THE SAME AS YOURS: Chesapeake's interest is to acquire your Company as quickly and cheaply as possible and not to give you the opportunity to obtain the best value for your shares.

  . SHOREWOOD IS PURSUING STRATEGIC ALTERNATIVES: Your Board of Directors has instructed management and Shorewood's financial advisors to explore strategic alternatives which would enhance the value of your shares. We already have received several unsolicited inquiries from third parties who have indicated an interest in pursuing an extraordinary transaction with Shorewood, and we have engaged in preliminary discussions concerning these inquiries.

  . CHESAPEAKE'S $17.25 PRICE UNDERVALUES YOUR SHOREWOOD SHARES: As discussed in our Schedule 14D-9, Chesapeake's offer does not reflect the long-term value inherent in Shorewood and is nothing more than an opportunistic attempt by Chesapeake to capture for is own stockholders the future value of your shares.

  . CHESAPEAKE'S OFFER IS HIGHLY CONDITIONAL: Chesapeake's offer is subject to numerous conditions--and I can assure you that these conditions will not be satisfied by the initial expiration date of January 3. Some of these conditions may never be satisfied. Accordingly, there is no need to tender your shares into Chesapeake's inadequate offer--which as of today is for a price that is below the market value of your shares. You still have every right to withdraw any shares you may have tendered. If you need assistance in withdrawing tendered shares, please call Innisfree M&A Incorporated, toll-free, at
     (888) 750-5834.

I look forward to updating you in the coming weeks on the progress of our efforts to enhance stockholder value. Meanwhile, we urge you not to tender your shares to Chesapeake's opportunistic offer and not to sign any white proxy or consent card that Chesapeake may send you.

Thank you for your continued trust and support.

                                          Sincerely,

                                          /s/ Marc P. Shore

                                          Marc P. Shore

                                          Chairman of the Board and

                                          Chief Executive Officer

               CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include:
(i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky,
R. Timothy O'Donnell and William P. Weidner); and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows: Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held no shares of

Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock. Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

  On December 29, 1999, Chesapeake issued the following press release:

FOR IMMEDIATE RELEASE




     Chesapeake Extends Tender Offer for Shorewood Until January 20, 2000

(Richmond, VA--December 29, 1999) Chesapeake Corporation (NYSE:CSK) today announced that it has extended its tender offer for all outstanding shares of Shorewood Packaging Corporation (NYSE: SWD) for $17.25 in cash per share, or approximately $500 million, until midnight, New York City time, on Thursday, January 20, 2000. As of the close of business on Tuesday, December 28, 1999, 172,839 shares of Shorewood common stock have been validly tendered and not withdrawn pursuant to Chesapeake's tender offer. The tender offer was previously scheduled to expire at 12:00 midnight, New York City time, on January 3, 2000.

Chesapeake Corporation, headquartered in Richmond, Va., is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

This news release may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements in a consent solicitation conducted in connection with a tender offer. The accuracy of such forward-looking statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

      For media relations, call:              For investor relations call:
              Molly Remes                      William Tolley/Joel Mostrom
             804-697-1110                       804-697-1157/804-697-1147

                           Joele Frank/Jeremy Zwieg
                           Abernathy MacGregor Frank
                                 212-371-5999

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank
S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P. Viviano; and Hugh
V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President--Strategic Business Development; Octavio Orta, Executive Vice President--Display & Packaging; William T. Tolley, Senior Vice President-- Finance & Chief Financial Officer; Molly Remes, Director--Corporate Communications; and Joel Mostrom, Vice President--Land Development. As of the date of this communication, 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party).

Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ believes that they or any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert. In connection with DLJ's role as Co-Dealer Manger to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and DLJ has each informed Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares.

Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

    Also on December 29, 1999, the Company issued the following press release:


CONTACT:

Sard Verbinnen & Co.

Brandy Bergman

(212) 687-8080

FOR IMMEDIATE RELEASE

               SHOREWOOD PACKAGING CORPORATION COMMENTS ON

                  CHESAPEAKE'S POOR TENDER OFFER RESULTS

NEW YORK, NY, December 29, 1999--Shorewood Packaging Corporation (NYSE:SWD) today noted that, due to lack of support from Shorewood's stockholders, Chesapeake Corporation (NYSE:CSK) has significantly extended the time period for Shorewood stockholders to tender their shares into its offer. With only three business days remaining until Chesapeake's tender offer was initially set to expire, less than 1% of Shorewood's outstanding shares were tendered.

Marc P. Shore, Chairman and Chief Executive Officer, stated, "Clearly, the tender offer results represent a vote of no-confidence by Shorewood's stockholders in Chesapeake's highly conditional, inadequate offer. We are pleased that this was recognized by an overwhelming majority of our stockholders. We remain committed to exploring the various strategic alternatives available to us to enhance the value of Shorewood shares."

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the music, computer software, cosmetics and toiletries, food, home video, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

                                  # # #

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). While the safe harbors intended to be created by the Act are not available to statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements made in connection with a consent solicitation conducted in connection with a tender offer. However, the consent solicitation by Chesapeake Corporation is intended to facilitate its tender offer, and the statements made herein may be deemed to have been made in connection with such tender offer. Accordingly, such statements may not be covered by the safe harbor provisions of the Act. Any forward-

looking statements made herein are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different from those expressed in such statements, including, but not limited to, general economic and business conditions, competition, political changes in international markets, raw material and other operating costs; costs of capital equipment, changes in foreign currency exchange rates, changes in business strategy or expansion plans, the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital, fluctuating interest rates and other factors referenced in this release and in Shorewood's annual report on Form 10-K and Quarterly reports on Form 10-Q.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION

MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14 (A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

               CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include:
(i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky,
R. Timothy O'Donnell and William P. Weidner; and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows:
Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held, net long, no shares of Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock. Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

  On January 5, 2000, the Company issued the following press release:

FOR IMMEDIATE RELEASE

CONTACT:

Sard Verbinnen & Co.
David Reno/Paul Caminiti/ Brandy Bergman
(212) 687-8080

                        SHOREWOOD PACKAGING CORPORATION
                 AMENDS BY-LAWS TO DECREASE VOTE REQUIRED FOR
                         STOCKHOLDERS TO AMEND BY-LAWS

NEW YORK, NY, JANUARY 5, 2000--Shorewood Packaging Corporation (NYSE:SWD) today announced that its Board of Directors has amended the Shorewood by-laws to require a 60% vote for its stockholders to amend the by-laws. The Shorewood by-laws, as amended in late November 1999, had required the vote of not less than two-thirds of Shorewood's issued and outstanding shares to amend the by-laws.

The by-law provision being amended is the subject of pending litigation brought by Chesapeake Corporation (NYSE:CSK). Last month, Chesapeake sued Shorewood and its directors alleging that the two-thirds by-law provision was invalid. While Shorewood and its Board of Directors do not agree with Chesapeake's characterization of the by-law provision, the Shorewood Board determined to decrease the stockholder vote required for by-law amendments to enable a majority of the disinterested stockholders to amend the by-laws should they so wish. Based upon the 20% block of shares which Shorewood believes are committed to vote for Chesapeake pursuant to an agreement with an institutional holder, under the newly-amended by-law Chesapeake now needs a majority of the remaining outstanding shares to achieve the 60% threshold.

Marc P. Shore, Chairman and Chief Executive Officer of Shorewood, stated, "The by-law change again demonstrates that the Shorewood Board is committed to acting in the best interests of the company's stockholders. In contrast to Shorewood which is pursuing strategic alternatives to enhance stockholder value, Chesapeake continues to hide behind its extensive anti-takeover defenses and refuses to act for the benefit of their stockholders by talking to Shorewood about our proposal to acquire Chesapeake for a price per share that would provide a significant premium to Chesapeake's stockholders."

In a trial scheduled to begin on January 11, 2000, the Delaware Court is expected to hear arguments on, among other things, the issue of whether Chesapeake is an "interested stockholder," within the meaning of Section 203 of the Delaware General Corporation Law, due to the agreements and arrangements it has entered into with one of Shorewood's institutional holders. If Chesapeake is found to be an "interested stockholder" then it would be prohibited from consummating a merger with Shorewood for three years unless it received the two-thirds vote of the other stock-holders. In addition, if Chesapeake is found to be an "interested stockholder," Shorewood believes this finding could jeopardize its tender offer financing.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the music, computer software, cosmetics and toiletries, food, home video, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

                                     # # #

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). While the safe harbors intended to be created by the Act are not available to statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements made in connection with a consent solicitation conducted in connection with a tender offer. However, the consent solicitation by Chesapeake Corporation is intended to facilitate its tender offer, and the statements made herein may be deemed to have been made in connection with such tender offer. Accordingly, such statements may not be covered by the safe harbor provisions of the Act. Any forward-looking statements made herein are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different from those expressed in such statements, including, but not limited to, general economic and business conditions, competition, political changes in international markets, raw material and other operating costs; costs of capital equipment, changes in foreign currency exchange rates, changes in business strategy or expansion plans, the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital, fluctuating interest rates and other factors referenced in this release and in Shorewood's annual report on Form 10-K and quarterly reports on Form 10-Q.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include:
(i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky,
R. Timothy O'Donnell and William P. Weidner); and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows: Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held, net long, no shares of Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock.
Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

  On January 10, 2000, the Company issued the following press release:

FOR IMMEDIATE RELEASE

CONTACT:

Sard Verbinnen & Co.

David Reno/Paul Caminiti/ Brandy Bergman

(212) 687-8080

                     SHOREWOOD PACKAGING CORPORATION

             ENGAGES GREENHILL & CO. AS FINANCIAL ADVISOR TO

                       SPECIAL STRATEGIC COMMITTEE

NEW YORK, NY, JANUARY 10, 2000-Shorewood Packaging Corporation (NYSE:SWD) today announced that its Special Strategic Committee of Independent Directors, formed to evaluate strategic alternatives which could enhance stockholder value, has engaged Greenhill & Co., LLC as its financial advisor. Earlier, the Board of Directors had selected Bear, Stearns & Co. and Jefferson Capital Group, Ltd. to serve as Shorewood's financial advisors in connection with the unsolicited proposal by Chesapeake Corporation (NYSE: CSK) to acquire Shorewood, and Bear Stearns and Jefferson Capital will continue to advise the full Board in that capacity and will also assist the full Board in its review of strategic alternatives which could enhance stockholder value.

Shorewood Packaging Corporation is a leading value-added provider of high quality printing and paperboard packaging for the music, computer software, cosmetics and toiletries, food, home video, tobacco and general consumer markets in North America and China, with 16 plants in the United States, Canada and China.

                                  # # #

Certain statements included in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). While the safe harbors intended to be created by the Act are not available to statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements made in connection with a consent solicitation conducted in connection with a tender offer. However, the consent solicitation by Chesapeake Corporation is intended to facilitate its tender offer, and the statements made herein may be deemed to have been made in connection with such tender offer. Accordingly, such statements may not be covered by the safe harbor provisions of the Act. Any forward-looking statements made herein are only predictions, subject to risks and uncertainties that exist in the business environment which could render actual outcomes and results materially different from those expressed in such statements, including, but not limited to, general economic and business conditions, competition, political changes in international markets, raw material and other operating costs; costs of capital equipment, changes in foreign currency exchange rates, changes in business strategy or expansion plans, the results of continuing environmental compliance testing and monitoring; quality of management; availability, terms and development of capital, fluctuating interest rates and other factors referenced in this release and in Shorewood's annual report on Form 10-K and quarterly reports on Form 10-Q.

THIS PRESS RELEASE DOES NOT CONSTITUTE A SOLICITATION TO REVOKE CONSENTS IN CONNECTION WITH THE CONSENT SOLICITATION OF CHESAPEAKE CORPORATION. ANY SUCH SOLICITATION WILL BE MADE ONLY BY MEANS OF SEPARATE CONSENT SOLICITATION MATERIALS COMPLYING THE REQUIREMENTS OF SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

Shorewood Packaging Corporation ("Shorewood") and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to the consent solicitation being conducted by Chesapeake Corporation ("Chesapeake"). The participants in this solicitation may include:
(i) the directors of Shorewood (Marc P. Shore (Chairman of the Board and Chief Executive Officer), Howard M. Liebman (President and Chief Financial Officer), Leonard Verebay (Executive Vice President), Andrew N. Shore (Vice President and General Counsel), Kevin J. Bannon, Sharon R. Fairley, Virginia A. Kamsky,
R. Timothy O'Donnell and William P. Weidner); and (ii) William H. Hogan (Senior Vice President, Finance and Corporate Controller). As of the date of this communication, the number of shares of common stock, par value $0.01 per share ("Common Stock"), beneficially owned by the Shorewood participants (including shares subject to stock options exercisable within 60 days) is as follows: Marc P. Shore (4,750,485), Howard M. Liebman (233,269), Leonard J. Verebay (500,180), Andrew N. Shore (169,052), Kevin J. Bannon (33,000), Virginia A. Kamsky (4,500), R. Timothy O'Donnell (326,118); William P. Weidner (57,000); and William H. Hogan (30,500).

Shorewood has retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Jefferson Capital Group, Ltd. ("Jefferson Capital") to act as its co-financial advisors in connection with the tender offer (the "Offer") by Chesapeake and its wholly owned subsidiary, Sheffield, Inc., to purchase shares of Common Stock for $17.25 per share net to the seller in cash, for which Bear Stearns and Jefferson Capital may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Shorewood has agreed to indemnify Bear Stearns, Jefferson Capital and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Neither Bear Stearns nor Jefferson Capital admit that they or any of their partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consent revocations, or that Schedule 14A requires the disclosure of certain information concerning Bear Stearns and Jefferson Capital, respectively.

In connection with Bear Stearns' role as co-financial advisor to Shorewood, Bear Stearns and the following investment banking employees of Bear Stearns may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Terence Cryan (Senior Managing Director), Charles Edelman (Senior Managing Director), Mark A. Van Lith (Managing Director) and Karen Duffy (Vice President). Bear Stearns engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Bear Stearns may trade securities of Shorewood for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Bear Stearns has informed Shorewood that, as of the date hereof, Bear Stearns held, net long, no shares of Common Stock for its own account. Bear Stearns and certain of its affiliates may have voting and dispositive power with respect to certain shares of Common Stock held in asset management, brokerage and other accounts. Bear Stearns and such affiliates disclaim beneficial ownership of such shares of Common Stock.

In connection with Jefferson Capital's role as co-financial advisor to Shorewood, Jefferson Capital and the following investment banking employees of Jefferson Capital may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: R. Timothy O'Donnell (President) and Louis W. Moelchert (Vice President). R. Timothy O'Donnell is the beneficial owner of 276,118 shares of Common Stock.
Louis W. Moelchert is the beneficial owner of 1,500 shares of Common Stock. Jefferson Capital has informed Shorewood that, as of the date hereof, it held 22,231 shares of Common Stock in its investment account.

The special committee of independent directors (the "Special Committee") of the Shorewood Board of Directors, formed to evaluate strategic alternatives which could enhance stockholder value, has retained Greenhill & Co., LLC ("Greenhill") as its financial advisor. In connection with Greenhill's role as financial advisor to the Special Committee, Greenhill and the following investment banking employees of Greenhill may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consent revocations therefrom: Robert F. Greenhill (Chairman), Scott L. Bok (Managing Director), James M. Wildasin (Vice President) and Joseph A. McMillan, Jr. (Associate). Greenhill has informed Shorewood that, as of the date hereof, Greenhill held, net long, no shares of Common Stock for its own account.

  On January 18, 2000, Chesapeake issued the following press release:

[Logo] Chesapeake Corporation

                CHESAPEAKE EXTENDS SHOREWOOD TENDER OFFER

                        THROUGH FEBRUARY 18, 2000

Richmond, VA--January 18, 2000--Chesapeake Corporation (NYSE: CSK) announced today that it has extended its cash tender offer to purchase all outstanding shares of Shorewood Packaging Corporation (NYSE: SWD) for $17.25 per share, or approximately $500 million. The offer, which was scheduled to expire at midnight on January 20, 2000, has been extended through midnight New York City time on February 18, 2000.

As of the close of business on Tuesday, January 18, 2000, 2,458,271 shares of Shorewood common stock have been validly tendered and not withdrawn pursuant to Chesapeake's tender offer.

Chesapeake Corporation, headquartered in Richmond, Va, is a global leader in specialty packaging and merchandising services. Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for litho-laminated packaging, the leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized corrugated packaging. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

This news release may contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. While the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not applicable to forward-looking statements made in connection with a tender offer, it has not been judicially determined whether such safe harbor provisions apply to forward-looking statements in a consent solicitation conducted in connection with a tender offer. The accuracy of such forward-looking statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box, folding carton and display materials; fluctuations in demand; government policies and regulations affecting the environment interest rates; currency translation movements; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

               CERTAIN INFORMATION CONCERNING PARTICIPANTS

Chesapeake Corporation ("Chesapeake") and Sheffield, Inc., a wholly owned subsidiary of Chesapeake ("Purchaser"), and certain other persons named below may be deemed to be participants in a consent solicitation (the "Consent Solicitation") that may be conducted by Chesapeake and Purchaser in connection with the tender offer (the "Offer") by Purchaser to purchase all of the outstanding shares of common stock ("Shares") of Shorewood Packaging Corporation ("Shorewood") for $17.25 per Share net to the seller in cash. The participants in this solicitation may include: (i) the directors of Chesapeake (Harry H. Warner, Chairman of the Board; Thomas H. Johnson, President & Chief Executive Officer; Robert L. Hintz; James E. Rogers; John W. Rosenblum; Frank
S. Royal; Wallace Stettinius; Richard G. Tilghman; Joseph P. Viviano; and Hugh
V. White, Jr.); and (ii) certain officers of Chesapeake: J.P. Causey Jr., Senior Vice President, Secretary & General Counsel; Andrew J. Kohut, Senior Vice President-Strategic Business Development; Octavio Orta, Executive Vice President-Display & Packaging; William T. Tolley, Senior Vice President-Finance & Chief Financial Officer; Molly Remes, Director-Corporate Communications; and Joel Mostrom, Vice President-Land Development. As of the date of this communication, approximately 14.9% of the outstanding Shares of Shorewood, or approximately 4.1 million Shares, are beneficially owned by Chesapeake and Purchaser (including Shares to be purchased pursuant to a stock purchase agreement between Chesapeake and a third-party). Chesapeake has retained Goldman, Sachs & Co. ("Goldman Sachs") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its co-financial advisors in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. Chesapeake and Purchaser have retained Goldman Sachs and DLJ to act as their Co-Dealer Managers in connection with the Offer, for which Goldman Sachs and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Chesapeake and Purchaser have agreed to indemnify Goldman Sachs and certain related persons and DLJ and certain related persons against liabilities, including certain liabilities under the federal securities laws, arising out of each of their engagements. Neither Goldman Sachs nor DLJ believes that they or any of their respective partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Exchange Act in the solicitation of proxies and/or consents, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs or DLJ. In connection with Goldman Sachs' role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: Ravi Sinha, George Mattson, James Katzman, Peter Comisar and Jason Gilbert. In connection with DLJ's role as Co-Dealer Manager to Chesapeake and Purchaser, the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Shorewood and may solicit consents from these institutions, brokers or other persons: L. Price Blackford, Doug Brown, Daniel Schleifman, Robert Simensky and Andrew Kramer. Goldman Sachs and DLJ each engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs and/or DLJ may trade securities of Shorewood for each of their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. Goldman Sachs and DLJ has each informed Chesapeake that, as of the date hereof, neither of them holds any Shares for its own account. Goldman Sachs or DLJ and/or certain of their respective affiliates may have voting and dispositive power with respect to certain Shares held in asset management, brokerage and other accounts. Goldman Sachs, DLJ, and each such of their respective affiliates disclaim beneficial ownership of such Shares. Other than as set forth herein, to the knowledge of Chesapeake and Purchaser, as of the date of this communication, none of Chesapeake, Purchaser, any of their respective directors, executive officers, employees or other representatives, or other persons known to Chesapeake or Purchaser who may solicit consents has any interest, direct or indirect, in Shorewood by security holding or otherwise.

                                  # # #

For media relations, call:                   For investor
                                             relations, call:
Molly Remes
                                             William Tolley/Joel
804-697-1110                                 Mostrom
                                             804-697-1157/804-697-1147

                              Joele Frank/Josh Silverman

                              J. Frank Associates

                              212-355-4449. ext. 107/121

  10. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. The last full paragraph on page 27 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  On November 26, 1999, Chesapeake entered into a stock purchase agreement (the "Purchase Agreement") with Ariel Capital Management, Inc. ("Ariel") pursuant to which Ariel agreed to use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's clients to sell approximately 4.1 million Shares, or approximately 14.9% of the Company's outstanding Shares, to Chesapeake at a purchase price of $17.25 per Share. Ariel also agreed that, if Chesapeake commenced a public tender offer for Shares at a purchase price that equaled or exceeded $17.25 per Share, then Ariel would use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's clients to tender such Shares in such tender offer and would execute any proxies or written consents with respect to such Shares in the form solicited by Chesapeake in any proxy or written consent solicitation commenced in connection with such tender offer. See
Section 10--Stock Purchase Agreement.

  11. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. Section 10 of the Offer to Purchase is hereby amended and supplemented by inserting the following after the sixth full paragraph on page 30:

  On December 16, 1999, the Company filed an answer to Chesapeake's complaint in the Court of Chancery of the State of Delaware denying all material allegations of Chesapeake's complaint. The Company also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake is an "interested stockholder" and "associate" of the Company within the meaning of
Section 203 of the DGCL (the "Section 203 Counterclaim"), (ii) declaring that Chesapeake will remain an "interested stockholder" and "associate" of the Company during the entire time period prescribed by Section 203 of the DGCL,
(iii) declaring that the refusal of the Company Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203 of the DGCL) to take any action rendering Section 203 of the DGCL inapplicable to the Offer and Proposed Merger does not constitute a breach of fiduciary duty, (iv) declaring that the proposals to remove the members of the Company Board found in Chesapeake's Consent Solicitation (the "Removal Proposals") are invalid under Section 141 of the DGCL, and (v) temporarily and permanently enjoining Chesapeake, Purchaser, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

  12. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. The seventh full paragraph on page 30 of the Offer to Purchase is hereby amended by deleting the text "4,106,440" and inserting in lieu thereof the text "approximately 4.1 million."

  On December 16, 1999, the Company filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Purchaser's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Sections 13(e) and 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Purchaser from proceeding with the Offer in violation of Sections 13(e) and 14(e) of the Exchange Act.

  On January 5, 2000, the Company Board approved an amendment to the Super Majority Bylaw which purports to require the affirmative vote of the holders of 60% of the outstanding shares of Common Stock for the

Company's stockholders to amend, add to, alter or repeal the Company's bylaws (the "Amended Super Majority Bylaw").

  The Court of Chancery of the State of Delaware held a trial on January 11, 13 and 14, 2000, on certain of the issues in the matter of Chesapeake v. Shore, et al., filed in the Court of Chancery of the State of Delaware on December 3, 1999. Chesapeake and Purchaser have requested that the Court enter an order, among other things, (i) declaring that the Company Board breached its fiduciary duties to the Company's stockholders under Delaware law by adopting the Amended Super Majority Bylaw; (ii) declaring that the Amended Super Majority Bylaw is ultra vires and void; (iii) enjoining the Company, its directors, officers, employees and agents from relying on, implementing, applying or enforcing the Amended Super Majority Bylaw; and (iv) dismissing the Section 203 Counterclaim. As of the date hereof, the Court has not rendered a decision in this matter.

  12. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. The seventh full paragraph on page 30 of the Offer to Purchase is hereby amended by deleting the text "4,106,440" and inserting in lieu thereof the text "approximately 4.1 million."

  13. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. Section 10 of the Offer to Purchase is hereby amended and supplemented by deleting the second full paragraph on page 31 in its entirety and inserting in lieu thereof the following:

  On November 26, 1999, Chesapeake and Ariel entered into the Purchase Agreement pursuant to which Ariel agreed to use its best efforts as investment advisor to exercise its discretionary authority to cause Ariel's clients to sell to Chesapeake approximately 4.1 million Shares (the "Purchased Shares"), representing approximately 14.9% of the Company's outstanding Shares, at a purchase price of $17.25 per Share, or approximately $70,836,000 in the aggregate. The Purchase Agreement is conditioned on the satisfaction of the requirements of the HSR Act and that the transaction not be subject to any adverse litigation or governmental proceeding. The closing for the transaction contemplated in the Purchase Agreement (the "Closing") is expected to occur on the second business day following the satisfaction of the conditions.

  On December 18, 1999, the waiting period under the HSR Act expired.

  14. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. Clause (ii) of the fourth full paragraph on page 31 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

  (ii) execute proxies or written consents in the form solicited by Chesapeake or any of its affiliates with respect to such Purchased Shares in any proxy or written consent solicitation commenced in connection with such tender offer.

  15. Section 10. Background of the Offer; Contacts with the Company; Stock Purchase Agreement. The first full paragraph on page 32 of the Offer to Purchase is hereby amended by deleting the text "4,106,440" and inserting in lieu thereof the text "approximately 4.1 million."

  16. Section 11. Purpose of the Offer; Plans for the Company; the Proposed Merger. The third full paragraph on page 34 of the Offer to Purchase is hereby amended by deleting the text "sole discretion" and inserting in lieu thereof "reasonable discretion."

  17. Section 13. Certain Conditions of the Offer. The third full paragraph on page 37 of the Offer to Purchase is hereby amended by deleting the text "sole discretion" and inserting in lieu thereof the text "reasonable discretion."

  18. Section 13. Certain Conditions of the Offer. Clause (iii) of subparagraph (a) on page 37 of the Offer to Purchase is hereby amended by deleting the text "sole judgment" and inserting in lieu thereof the text "reasonable judgment."

  19. Section 13. Certain Conditions of the Offer. Subparagraph (c) on page 38 of the Offer to Purchase is hereby amended by deleting the text "sole judgment" and inserting in lieu thereof the text "reasonable judgment."

  20. Section 13. Certain Conditions of the Offer. The continued paragraph on page 40 of the Offer to Purchase is hereby amended by deleting the text "sole judgment" and inserting in lieu thereof the text "reasonable judgment."

  21. Section 13. Certain Conditions of the Offer. The second sentence of the first full paragraph on page 40 of the Offer to Purchase is hereby amended by deleting the text "sole judgment" and inserting in lieu thereof the text "reasonable judgment."

  22. Section 15. Certain Legal Matters. Section 15 of the Offer to Purchase is hereby amended and supplemented by inserting the following after the third full paragraph on page 43:

  On December 3, 1999, Chesapeake was served with notice that an alleged shareholder of Chesapeake had filed, in the Circuit Court of the City of Richmond, Virginia, a Derivative Bill of Complaint (the "Derivative Complaint") against nine of Chesapeake's directors, as defendants, and Chesapeake, as nominal defendant. The Derivative Complaint seeks, among other things, an order (i) declaring that the Chesapeake Board had breached its fiduciary duties to Chesapeake and (ii) granting rescission of Chesapeake's Rights Agreement, dated as of March 15, 1998.

  On December 16, 1999, the Company filed an answer to Chesapeake's complaint in the Court of Chancery of the State of Delaware denying all material allegations of Chesapeake's complaint. The Company also filed a counterclaim seeking, among other things, an order (i) declaring that Chesapeake and Purchaser are "interested stockholders" and "associates" of the Company within the meaning of Section 203 of the DGCL (the "Section 203 Counterclaim"), (ii) declaring that Chesapeake and Purchaser will remain "interested stockholders" and "associates" of the Company during the entire time period prescribed by
Section 203 of the DGCL, (iii) declaring that the refusal of the Company Board (as currently constituted or to be constituted in the future within the time period prescribed by Section 203 of the DGCL) to take any action rendering
Section 203 of the DGCL inapplicable to the Offer and the Proposed Merger does not constitute a breach of fiduciary duty, (iv) declaring that the proposals to remove the members of the Company Board found in Chesapeake's Consent Solicitation (the "Removal Proposals") are invalid under Section 141 of the DGCL, and (v) preliminarily and permanently enjoining Chesapeake, Purchaser, their affiliates and all others acting in concert with them, from taking any action in furtherance of the Removal Proposals.

  On December 16, 1999, the Company filed an answer and counterclaim to Chesapeake's complaint in the United States District Court for the District of Delaware seeking, among other things, an order (i) declaring that Chesapeake's and Purchaser's Schedule 14D-1 and Schedule 13D are materially false and misleading, in violation of Sections 13(e) and 14(e) of the Exchange Act, and
(ii) preliminarily and permanently enjoining Chesapeake and Purchaser from proceeding with the Offer in violation of Sections 13(e) and 14(e) of the Exchange Act.

  On December 27, 1999, Chesapeake and nine of Chesapeake's directors filed a Demurrer and Special Plea in the Circuit Court of the City of Richmond, Virginia, in response to Derivative Complaint requesting that the Court dismiss the Derivative Complaint or enter judgment for the defendants because, among other things, (i) the plaintiff does not have standing and has failed to meet the legal requirements for bringing a shareholder derivative action, (ii) the claim with respect to Chesapeake's Rights Agreement is barred by the applicable statute of limitations, and (iii) the Chesapeake Board did not breach its fiduciary duties to Chesapeake.

  On January 5, 2000, Chesapeake and Purchaser filed a reply to Shorewood's counterclaim in the Court of Chancery of the State of Delaware denying all material allegations of Shorewood's counterclaim. On January 7, 2000, Chesapeake and Purchaser filed a reply to Shorewood's counterclaim in the United States District Court for the District of Delaware denying all material allegations of Shorewood's counterclaim.

  On January 5, 2000, the Company Board approved an amendment to the Super Majority Bylaw which purports to require the affirmative vote of the holders of 60% of the outstanding shares of Common Stock for Stockholders to amend, add to, alter or repeal the Company's bylaws (the "Amended Super Majority Bylaw").

  The Court of Chancery of the State of Delaware held a trial on January 11, 13, and 14, 2000, on certain of the issues in the matter of Chesapeake v. Shore, et al., filed in the Court of Chancery of the State of Delaware on

December 3, 1999. Chesapeake and Purchaser have requested that the Court enter an order, among other things, (i) declaring that the Company Board breached its fiduciary duties to the Company's stockholders under Delaware law by adopting the Amended Super Majority Bylaw; (ii) declaring that the Amended Super Majority Bylaw is ultra vires and void; (iii) enjoining the Company, its directors, officers, employees and agents from relying on, implementing, applying or enforcing the Amended Super Majority Bylaw and (iv) dismissing the
Section 203 Counterclaim. As of the date hereof, the Court has not rendered a decision in this matter.

                                  SIGNATURES

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2000

                                          CHESAPEAKE CORPORATION

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                              Senior Vice President, Secretary
                                                     & General Counsel

                                          SHEFFIELD, INC.

                                                    /s/ J. P. Causey Jr.
                                          By: _________________________________
                                                      J. P. Causey Jr.
                                                 Vice President & Secretary